

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2014

Via E-mail
Mr. John H. Lewis
Founder and Managing Partner
Osmium Partners, LLC
300 Drakes Landing Rd #172
Greenbrae, CA 94904

> **Re: Spark Networks, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed by Osmium Partners, LLC et al.**
> **Filed April 17, 2014**
> **File No. 001-32750**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide your analysis under Rule 14a-4(a)(3) and (b)(1) regarding proposal 5. The proposals relating to director nominations and stockholder proposals appear to be separate matters under those rules.

Cover page

2.   Disclosure states "… we submitted three stockholder proposals to the Company relating to improved corporate governance that we intend to submit for consideration by the Company's stockholders at the Annual Meeting …." Please confirm that you do not

intend to submit the proposal regarding stockholder action by written consent at the annual meeting.

Reasons for this Solicitation, page 5

3. We note disclosure stating "We find it shocking that a Board with significant tenure would have allowed management to speculate with approximately $114 million of stockholders' capital without proper oversight and without publicly disclosing metrics to judge results." Please revise this and similar statements to provide any context for Mr. Liberman's comments on this topic, which appear to indicate an intent on the registrant's part to further refine its understanding of the efficacy of the marketing spend, in a manner that we understand is standard in the industry.

Corporate …, page 6

4. Please revise to clarify that Mr. Liberman was not the principal executive officer or a board member during all of the time periods presented in the chart on page 6, and that the board of directors was differently constituted as well.

5. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. Please characterize as your belief, and provide us support for the statement that "… the Company corporate history is littered with failed ventures…."

Action Plan Item 2, page 9

6. Please revise your disclosure to clarify the meaning of "low-cost options."

Background of the Proxy Solicitation, page 10

7. In future filings, please ensure that you clearly characterize each statement or assertion of opinion or belief as such. As examples only, we note the following statements, which are not characterized in that way:

- "… the Board appointment terms and proposed settlement agreement delivered by the Company to Osmium Partners on February 14, 2014 contained provisions that were not consistent with the parties' earlier discussions and were not market for such Board appointment arrangements."

- "These changes were inconsistent with the agreement in principal reached on March 2, 2014…."

Proposal 1 – Election of Directors, page 12

8.   Disclosure states that, in the event that a vacancy in the slate of stockholder nominees should occur unexpectedly, the shares of common stock represented by the gold proxy card will be voted for a substitute candidate, to the extent permissible. Please revise this disclosure so that it more clearly reflects the provisions of Rule 14a-4(c)(5).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Murray A. Indick, Esq.
        Crowell & Moring LLP